


RECD S.E.C.
JUL 1 2002
1086

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2002.
Total number of pages: 15.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

[English Translation]

June 26, 2002

To: Shareholders

1-9-1 Nihonbashi, Chuo-ku, Tokyo
Nomura Holdings, Inc.
Junichi Ujiie
President and Chief Executive Officer

Notice of Resolutions of The Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support for Nomura Holdings, Inc. (the "Company").

You are hereby notified that the following matters were reported or resolved at the 98th Ordinary General Meeting of Shareholders held today.

I would like to thank you, our shareholder, for your continued support and encouragement to the activities of the Company and its Group.

Description

>>Matters to be Reported

Report on the 98th Business Report of the Company's Operations (April 1, 2001 – March 31, 2002), Balance Sheet (as of March 31, 2001) and Statement of Income.

The accounting documents above were reported.

>>Matters to be Resolved:

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 98th Fiscal Year

This proposal was approved as originally submitted.
The dividend per share was determined to be ¥15.00.

Proposal No.2: Amendments of the Articles of Incorporation

This proposal was approved as originally submitted.
Under the approval, in accordance with the enforcement of the "Law Regarding Amendments of the Commercial Code, etc. (Law No. 79, 2001)" and the "Law Regarding Amendments of the Commercial Code, etc. (Law No. 128, 2001)", the Company made necessary amendments to the Articles of Incorporation such as abolishment of provisions related to retirement of shares with profits, par value shares and the unit (*tan-i*) share system, establishment of provisions related to the unit (*tan-gen*) share system and adjustment for preparation of the register of shareholders and minutes by electronic media.

>>Description of Amendments (amendments underlined)

Current	As Amended
CHAPTER II **SHARES**	**CHAPTER II** **SHARES**
Article 6. (Retirement of Shares with Profits) The Company, by a resolution of the board of directors, is entitled to purchase up to 190,000,000 shares and to carry out retirement of such shares with profits.	<deleted>
Article 7. (Shares to be Issued) 1. The Company may issue either or both par value and non-par value shares. 2. The Company may, by a resolution of the board of directors, convert par value shares into non-par value shares or vice versa. 3. The par value of each par value share to be issued by the Company shall be fifty yen (¥50).	<deleted>

Article 8. (Number of Shares Constituting One Unit *(tan-i)*)	Article 6. (Number of Shares Constituting One Unit *(tan-gen)*)
The number of shares constituting one unit *(tan-i)* of shares of the Company shall be one thousand (1,000).	1. The number of shares constituting one unit *(tan-gen)* of shares of the Company shall be one thousand (1,000).
<paragraph 2 added>	2. The Company shall not issue share certificates representing shares which do not constitute a full unit of shares ("less-than-a-full-unit shares").
Article 9. (Transfer Agent)	Article 7. (Transfer Agent)
1. <omitted>	1. <omitted>
2. <omitted>	2. <omitted>
3. The register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter) shall be kept at the handling place of business of the transfer agent and the registration of transfer of title to shares, purchase of less-than-a-full-unit *(tan-i)* shares by the Company and other business relating to shares shall be handled by the transfer agent and not by the Company.	3. The register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter) shall be kept at the handling place of business of the transfer agent and the registration of transfer of title to shares, purchase of less-than-a-full-unit *(tan-gen)* shares by the Company and other business relating to shares shall be handled by the transfer agent and not by the Company.
Article 10. (Share Handling Regulations)	Article 8. (Share Handling Regulations)
The denominations of share certificates, registration of transfer of title to shares, purchase of less-than-a-full-unit *(tan-i)* shares by the Company and any other handling business relating to shares of the Company shall, except as provided in these "ARTICLES OF INCORPORATION", be governed by the "Share Handling Regulations" to be established by the board of directors.	The denominations of share certificates, registration of transfer of title to shares, purchase of less-than-a-full-unit *(tan-gen)* shares by the Company and any other handling business relating to shares of the Company shall, except as provided in these "ARTICLES OF INCORPORATION", be governed by the "Share Handling Regulations" to be established by the board of directors.
Article 11. (Record Date)	Article 9. (Record Date)
1. The Company shall deem the shareholders of the Company (including the beneficial owners of shares of the Company; the same applies hereinafter) whose names appear as such on the register of shareholders at the closing thereof on March 31 of each year shareholders of the Company entitled to exercise their rights at an ordinary general meeting of shareholders for the fiscal year.	1. The Company shall deem the shareholders of the Company (including the beneficial owners of shares of the Company; the same applies hereinafter) whose names appear as such on the register of shareholders (including the electronic record; the same applies hereinafter) at the closing thereof on March 31 of each year shareholders of the Company entitled to exercise their rights at an ordinary general meeting of shareholders for the fiscal year.
2. <omitted>	2. <omitted>
CHAPTER III	**CHAPTER III**
GENERAL MEETINGS OF SHAREHOLDERS	**GENERAL MEETINGS OF SHAREHOLDERS**
Article 16. (Minutes of Meetings)	Article 14. (Minutes of Meetings)

The substance of proceedings of a general meeting of shareholders and results thereof shall be recorded in minutes of the meeting, and the chairman and directors present shall affix their names and seals thereto.	The substance of proceedings of a general meeting of shareholders and results thereof shall be recorded in minutes of the meeting, and the chairman and directors present shall affix their names and seals thereto (including their electronic signatures; the same applies hereinafter).
CHAPTER IV **DIRECTORS AND THE BOARD OF DIRECTORS**	**CHAPTER IV** **DIRECTORS AND THE BOARD OF DIRECTORS**
Article 17.(Number of Directors and Election) 1. <omitted> 2. The resolution for the election referred to in the preceding paragraph shall require the presence of shareholders holding not less than one-third (1/3) of the shares having voting rights out of the total number of issued and outstanding shares of the Company. 3. <omitted>	Article 15.(Number of Directors and Election) 1. <omitted> 2. The resolution for the election referred to in the preceding paragraph shall require the presence of shareholders holding not less than one-third (1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company. 3. <omitted>
CHAPTER V **STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS**	**CHAPTER V** **STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS**
Article 25. (Number of Statutory Auditors and Election) 1. <omitted> 2. The resolution for the election referred to in the preceding paragraph shall require the presence of shareholders holding not less than one-third (1/3) of the shares having voting rights out of the total number of issued and outstanding shares of the Company.	Article 23. (Number of Statutory Auditors and Election) 1. <omitted> 2. The resolution for the election referred to in the preceding paragraph shall require the presence of shareholders holding not less than one-third (1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company.

Proposal No.3: Issuance of Stock Acquisition Rights as Stock Options

This proposal was approved as originally submitted.
Under the approval, the Company is authorized to issue the stock acquisition rights as stock options to the directors, statutory auditors and employees of the Company and its subsidiaries. A total of 2.5 million shares will be issuable upon full exercise of all the stock acquisition rights. The resolution of the Board of Directors shall determine matters such as the definite schedule of issuance and allocation of the stock acquisition rights.

Proposal No.4: Corporate Stock Repurchase

This proposal was approved as originally submitted.
Under the approval, the Company established a stock repurchase program based on which the Company will be authorized to repurchase up to 100,000,000 shares and ¥250 billion of its common stock.

Proposal No.5: Election of Five Directors

This proposal was approved as originally submitted.
The three directors, namely Junichi Ujiie, Kenichi Watanabe and Masanori Itatani, were re-elected and the two directors, namely Takashi Tsutsui and Takashi Yanagiya, were newly elected and they assumed their office.

Proposal No.6: Retirement Bonuses for Retired Directors, etc.

This proposal was approved as originally submitted.
The Company proposed that reasonable amounts of retirement bonuses in accordance with the Company's internal rules be paid to the following twenty-five former directors, namely Toshiaki Ito, Toshio Ando, Kamezo Nakai, Hiroshi Inoue, Takashi Yanagiya, Takumi Shibata, Hiromi Yamaji, Takashi Yakabe, Manabu Matsumoto, Yoshifumi Kawabata, Shogo Sakaguchi, Satoru Ito, Makoto Sonobe, Yoshimitsu Oura, Yusuke Yamada, Kenichi Fukuhara, Yasuaki Fukui, Kenichi Yunoki, Yasuo Agemura, Atsushi Yoshikawa, Nobuto Nakahari, Akihiko Nakamura and Yuki Takahashi, and that, with the termination of the former retirement bonus system on September 30, 2001, reasonable amounts of retirement bonuses in accordance with the Company's internal rules for each director's term of office up to September 30, 2001 be paid to the following seven current directors, namely, Junichi Ujiie, Nobuyuki Koga, Horoshi Toda, Kazutoshi Inano, Kenichi Watanabe, Masanori Itatani and Hitoshi Tada. The Company also proposed that the Board of Directors be given discretion as to the amount payable, date of payment and method of payment.

Proposal No.7: Retirement Bonuses for Retired Statutory Auditors, etc.

This proposal was approved as originally submitted.

The Company proposed that reasonable amounts of retirement bonuses in accordance with the Company's internal rules be paid to the following two former statutory auditors, namely Takashi Fujita and Shigeru Hirota, and that, with termination of the former retirement bonus system on September 30, 2001, reasonable amounts of retirement bonuses in accordance with the Company's internal rules for each statutory auditor's term of office up to September 30, 2001 be paid to the following four current statutory auditors, namely, Hironobu Goto, Munetsugu Wakamatsu, Fumihide Nomura and Haruo Tsuji. The Company also proposed that the determination of the amount payable, date of payment and method of payment be delegated to the statutory auditors.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, Junichi Ujiie was elected as a representative director, President and Chief Executive Officer and assumed his office.

Directors and Statutory Auditors (as of June 26, 2002)

President & CEO (Representative Director)	Junichi Ujiie
Executive Vice President (Representative Director)	Nobuyuki Koga
Director	Hiroshi Toda Kazutoshi Inano Takashi Tsutsui Takashi Yanagiya Kenichi Watanabe Masanori Itatani Hitoshi Tada Masaharu Shibata Hideaki Kubori
Statutory Auditor	Hironobu Goto Munetsugu Wakamatsu *Fumihide Nomura *Haruo Tsuji

The statutory auditors above with mark "*" are an outside auditor, as provided for in Paragraph 1 of The Article 18 of the "Law for Special Exceptions to the Commercial Code with respect to Audits etc. of Kabushiki-Kaisha."

Information on Our Website

The Company publishes its balance sheet and statement of income through our website (http://www.nomuraholdings.com/jp) from this fiscal year in stead through public notice.

You can see also recent information including financial information and press releases, proceedings of our general shareholders' meeting and guidance regarding procedures of stock affairs, etc.

Please kindly see such information on our website.

June 26, 2002

Announcement of First Quarter Operating Results for Fiscal Year Ended March 2003

Nomura Holdings, Inc. plans to announce its first quarter operating results at 1500 JST on July 26. As of the first quarter of fiscal year ended March 2003, consolidated financial statements found in operating results and continuously disclosed documents will be prepared and issued exclusively in accordance with accounting principles generally accepted in the United States (US GAPP).

The financial statements and presentation materials will be available on our Web page (www.nomura.com/) twelve hours after the announcement.

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

==

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Amendment to Consolidated Financial Information
Under U.S. GAAP as of March 31, 2002

Date:	June 26, 2002
Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
	(Overseas) New York, Amsterdam, Luxembourg, Singapore
For inquiries:	Akira Maruyama
	General Manager, Finance Department, Nomura Group Headquarters,
	Nomura Securities Co., Ltd.
	Tel: (Country Code 81) 3-3211-1811
	(URL http://www.nomura.co.jp/)

Please be informed that certain amendments are required with respect to the items mentioned in the consolidated information of cash flows released on April 30 as follows.

1. Amendments required

Nomura Holdings, Inc. and Subsidiaries Consolidated Information of Cash Flows (page 11)

Cash flows from operating activities, Cash flows from investing activities and *Cash flows from financing activities* are amended. *Net decrease in cash and cash equivalents* is unchanged after the above amendments.

Please see page 2 for details of the amendments. The upper part of page 2 shows presentation changes in *Cash flows from operating activities*, and the lower part of page 2 shows amendments in amounts. The amended consolidated information of cash flows can be found on page 3.

2. Reason for amendments

The presentation of *Cash flows from operating activities* has changed, and certain reclassifications of cash receipts and cash payments on acquisition/sales of assets and liabilities are required. Results for the year ended March 31, 2001 were reclassified in accordance with the changes in presentation of *Cash flows from operating activities*.

//

Before Amendments | After Amendments

Presentation changes in cash flows from operating activities

Before Amendments	Change of order (before)	Change of order (after)	After Amendments
Cash flows from operating activities:			**Cash flows from operating activities:**
Net income			Net income
Adjustments to reconcile net income to net cash			Adjustments to reconcile net income to net cash
•			•
•			•
Net change in assets			Net change in:
Time deposits	1	1	Time deposits
Segregated deposits and other	2	2	Segregated deposits and other
Loans and receivables, net of allowance	3	3	Loans and receivables, net of allowance
Receivables under resale agreements and securities borrowed transactions	5	4	Time and other deposits received and other payables
Trading assets and private equity investments	7	5	Receivables under resale agreements and securities borrowed transactions
Other assets	→	6	Payables under repurchase agreements and securities loaned transactions
Net change in liabilities		7	Trading assets and private equity investments
Time and other deposits received and other payables	4	8	Trading liabilities
Payables under repurchase agreements and securities loaned transactions	6	9	Financial assistance for NFC
Financial assistance for NFC	9	10	Accrued income taxes
Trading liabilities	8	→	Other operating assets and liabilities, net
Accrued income taxes	10		Net cash provided by (used in) operating activities
Other accrued liabilities	→		
Total adjustments	Net amounts		
Net cash provided by (used in) operating activities			

Amendments in amounts

Before Amendments

	Millions of yen	Translation into thousands of U.S. dollars
	Year ended March 31, 2002	
Cash flows from operating activities:		
Depreciation and amortization	65,607	494,401
Profit from changes in equity of an affiliated company	(3,503)	(26,398)
Gain on sales of fixed assets	(24,603)	(185,403)
Amortization of goodwill (negative goodwill)	(13,316)	(100,347)
Provision for allowance for doubtful accounts	4,073	30,693
Loans and receivables, net of allowance	(120,045)	(904,635)
Time and other deposits received and other payables	27,852	209,887
Other assets	(113,912)	(858,418)
Other accrued liabilities	331,294	2,496,564
Net cash provided by (used in) operating activities	(1,224,016)	(9,223,934)
Cash flows from investing activities:		
Payments for purchases of office buildings, equipment and installations	(468,426)	(3,529,962)
Proceeds from sales of office buildings, equipment and installations	529	3,987
Business combinations, net of cash acquired	19,894	149,917
Net cash used in investing activities	(174,792)	(1,317,197)
Cash flows from financing activities:		
Increase in long-term borrowings	1,542,551	11,624,348
Net cash (used in) prepared by financing activities	1,238,749	9,334,959

After Amendments

	Millions of yen	Translation into thousands of U.S. dollars
	Year ended March 31, 2002	
Cash flows from operating activities:		
Depreciation and amortization	70,042	527,822
Profit from changes in equity of an affiliated company	(3,504)	(26,406)
Gain on sales of fixed assets	(17,087)	(128,764)
Amortization of goodwill (negative goodwill)	(3,889)	(29,307)
Provision for allowance for doubtful accounts	5,002	37,694
Loans and receivables, net of allowance	(107,129)	(807,302)
Time and other deposits received and other payables	3,326	25,064
Other operating assets and liabilities, net	127,318	959,442
Net cash provided by (used in) operating activities	(1,303,384)	(9,822,035)
Cash flows from investing activities:		
Payments for purchases of office buildings, equipment and installations	(92,168)	(694,559)
Proceeds from sales of office buildings, equipment and installations	25,762	194,137
Business combinations, net of cash acquired	(258,987)	(1,951,673)
Net cash used in investing activities	(52,182)	(393,232)
Cash flows from financing activities:		
Increase in long-term borrowings	1,499,309	11,298,486
Net cash (used in) prepared by financing activities	1,195,507	9,009,095

The following information is shown for reference and unchanged

	Millions of yen (Before)	Thousands of U.S. dollars (Before)	Millions of yen (After)	Thousands of U.S. dollars (After)
Effect of exchange rate changes on cash and cash equivalents	13,018	98,101	13,018	98,101
Net decrease in cash and cash equivalents	(147,041)	(1,108,071)	(147,041)	(1,108,071)
Cash and cash equivalents at beginning of the year	503,676	3,795,599	503,676	3,795,599
Cash and cash equivalents at end of the year	356,635	2,687,528	356,635	2,687,528

The amended consolidated information of cash flows

NOMURA HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED INFORMATION OF CASH FLOWS

	Millions of yen		Translation into thousands of U.S. dollars
	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2002
Cash flows from operating activities:			
Net income	57,410	168,046	1,266,360
Adjustments to reconcile net income to net cash provided by (used in) operating activities-			
Depreciation and amortization	52,982	70,042	527,822
Loss on investments in equity securities	98,968	55,860	420,950
Profit from changes in equity of an affiliated company	—	(3,504)	(26,406)
Gain on sales of fixed assets	(15,027)	(17,087)	(128,764)
Loss on devaluation of fixed assets	25,232	20,180	152,072
Amortization of goodwill (negative goodwill)	(5,696)	(3,889)	(29,307)
Provision for allowance for doubtful accounts	15,412	5,002	37,694
Gain on sales of PFG entities	—	(116,324)	(876,594)
Gain on private equity investments	—	(232,472)	(1,751,861)
Reversal of provision for financial assistance to NFC	(16,200)	—	—
Deferred income tax expense (benefit)	45,069	(56,972)	(429,329)
Net change in:			
Time deposits	(41,666)	(97,592)	(735,433)
Segregated deposits and other	297,859	10,695	80,595
Loans and receivables, net of allowance	(1,577,472)	(107,129)	(807,302)
Time and other deposits received and other payables	1,800	3,326	25,064
Receivables under resale agreements and securities borrowed transactions	(861,628)	(379,434)	(2,859,337)
Payables under repurchase agreements and securities loaned transactions	1,605,528	363,754	2,741,176
Trading assets and private equity investments	915,146	(854,907)	(6,442,404)
Trading liabilities	(172,483)	(264,355)	(1,992,125)
Financial assistance for NFC	(59,000)	—	—
Accrued income taxes	19,936	6,058	45,652
Other operating assets and liabilities, net	(19,933)	127,318	959,442
Net cash provided by (used in) operating activities	366,237	(1,303,384)	(9,822,035)
Cash flows from investing activities:			
Payments for purchases of office buildings, equipment and installations	(78,414)	(92,168)	(694,559)
Proceeds from sales of office buildings, equipment and installations	47,558	25,762	194,137
Payments for purchases of investments	(3,192)	(3,017)	(22,735)
Proceeds from sales of investments	85,931	36,621	275,968
Business combinations, net of cash acquired	(107,398)	(258,987)	(1,951,673)
Cash contributed to private equity investments	—	(95,720)	(721,326)
Proceeds from sales of PFG entities	—	129,469	975,652
(Increase) decrease in non-trading debt securities	(147,119)	178,869	1,347,920
(Increase) decrease in other investments and other assets	(68,769)	26,989	203,384
Net cash used in investing activities	(271,403)	(52,182)	(393,232)
Cash flows from financing activities:			
Increase in long-term borrowings	650,098	1,499,309	11,298,486
Decrease in long-term borrowings	(473,195)	(966,131)	(7,280,565)
(Decrease) increase in short-term borrowings	(248,901)	696,681	5,250,044
Payments of cash dividends	(29,398)	(34,352)	(258,870)
Net cash (used in) prepared by financing activities	(101,396)	1,195,507	9,009,095
Effect of exchange rate changes on cash and cash equivalents	(12,732)	13,018	98,101
Net decrease in cash and cash equivalents	(19,294)	(147,041)	(1,108,071)
Cash and cash equivalents at beginning of the year	522,970	503,676	3,795,599
Cash and cash equivalents at end of the year	503,676	356,635	2,687,528
Supplemental information on cash flows:			
Cash paid during the year for-			
Interest	508,752	460,538	3,470,519
Income taxes payments, net	21,943	65,335	492,351
Non cash financing activities-			
Conversion of convertible bonds into common stock and additional paid-in capital	1	—	—

June 27, 2002

Filing of Annual Securities Report

On June 27, 2002, Nomura Holdings, Inc. filed its annual report (*"yuka-shoken-hokokusho"*) for the year ended March 31, 2002 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

Nomura Holdings, Inc.
9-1 Nihonbashi 1-chome, Chuo-ku,
Tokyo 103-8645, Japan
TEL: (03) 5255-1000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 27, 2002

By: 
Masanori Itatani
Director